Exhibit

Exhibit Description

99.1	Announcement on 2012/11/29: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2012/11/29: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2012/12/05: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2012/12/05: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2012/12/12: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2012/12/13: To announce related materials on disposal of Novatek Corp. securities

99.7	Announcement on 2012/12/13: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2012/12/17: To announce related materials on disposal of Novatek Corp. securities

99.9	Announcement on 2012/12/19: To announce related materials on acquisition of Wavetek Microelectronics Corporation common shares

99.10	Announcement on 2012/12/24: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2012/12/07: November Revenue

99.12	Announcement on 2012/12/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/11/01~2012/11/29
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 532,909,390 NTD; total transaction price:
$ 532,909,390 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/09/24~2012/11/29
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$593,282,030NTD; total transaction price:$593,282,030NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/06/06~2012/12/05
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 582,230,600NTD; total transaction price:
$ 582,230,600NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HITACHI HIGH-TECHNOLOGIES; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/08/31~2012/12/05
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 563,262,383NTD; total transaction price:
$ 563,262,383NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/10/04~2012/12/12
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 501,549,000NTD; total transaction price:
$ 501,549,000NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): DAINIPPON SCREEN MFG. CO., LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on disposal of Novatek Corp. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common shares of Novatek Technology Corporation
2.Date of occurrence of the event:2012/11/13~2012/12/13
3.Volume, unit price, and total monetary amount of the transaction:
trading volume:3,746,116 shares; average unit price:$91.1045 NTD;
total amount:$341,288,024 NTD
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Shares Conversion of zero coupon exchangeable bonds due 2014
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:
Not applicable
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):Not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):Gain of $282,421,896 NTD
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:
Shares Conversion of zero coupon exchangeable bonds due 2014
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume:33,690,862 shares; amount:$529,414,868 NTD; percentage of holdings:5.59%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
ratio of total assets:17.75%
ratio of shareholder’s equity:23.53%;
the operational capital as shown in the most recent financial statement:$33,238,597 thousand NTD
13.Broker and broker’s fee: None
14.Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2014
15.Net worth per share of company underlying securities acquired or disposed of:Not applicable
16.Do the directors have any objection to the present transaction?:Not applicable
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/11/30~2012/12/17
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 500,057,025 NTD; total transaction price:$ 500,057,025NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on disposal of Novatek Corp. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common shares of Novatek Technology Corporation
2.Date of occurrence of the event: 2012/12/14~2012/12/17
3.Volume, unit price, and total monetary amount of the transaction:
trading volume:4,877,021 shares; average unit price:$91.1045 NTD;
total amount:$444,318,559 NTD
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Shares Conversion of zero coupon exchangeable bonds due 2014
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:
Not applicable
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):Not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $367,681,529 NTD
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:
Shares Conversion of zero coupon exchangeable bonds due 2014
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume:28,813,841 shares; amount:$452,777,838 NTD; percentage of holdings:4.78%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
ratio of total assets:17.77%
ratio of shareholder’s equity:23.55%;
the operational capital as shown in the most recent financial statement:$33,238,597 thousand NTD
13.Broker and broker’s fee: None
14.Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2014
15.Net worth per share of company underlying securities acquired or disposed of: Not applicable
16.Do the directors have any objection to the present transaction?:Not applicable
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on acquisition of Wavetek Microelectronics Corporation common shares
1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common shares of Wavetek Microelectronics Corporation
2.Date of occurrence of the event:2012/12/19
3.Volume, unit price, and total monetary amount of the transaction:
Trading volume: 88,213,314 shares; Average unit price: $10.89 NTD;
Total amount: $960,273,768 NTD
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
UMC New Business Investment Corporation,
Investee company which UMC holds 100.00%.
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Business Restructure; N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Date of Acquisition by fund raising: 2010/10, 2011/9, 2012/9
Total Amount of Acquisition: $960,273,768 NTD
Relationship to the company: Subsidiary company
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:
Divided payment of $960,273,768 NTD; None.
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
The decision making manner: Original Cost of Acquisition;
The reference basis for the decision on price: by Fairness Opinion of Securities Analyst; The decision-making department: Both of Board of Directors.
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Volume:88,213,314 Common shares
Total Amount:$960,273,768NTD
Shareholding percentage:74.69%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
Ratio of total assets: 17.95%;
Ratio of shareholder’s equity: 23.79%;
The operational capital as shown in the most recent financial statement:
$33,238,597 thousand NTD.
13.Broker and broker’s fee: N/A
14.Concrete purpose or use of the acquisition or disposition: Business Restructure
15.Net worth per share of company underlying securities acquired or disposed of: $7.59 NTD
16.Do the directors have any objection to the present transaction?: No
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/12/03~2012/12/24
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 541,744,090 NTD; total transaction price:$ 541,744,090NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.11

December 7, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%
November	Invoice amount	6,691,282	6,698,673	-7,391	-0.11%
2012	Invoice amount	73,047,831	73,651,279	-603,448	-0.82%
November	Net sales	9,010,065	8,065,077	944,988	11.72%
2012	Net sales	98,201,338	97,774,822	426,516	0.44%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.12

United Microelectronics Corporation
For the month of November, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares held as of October 31, 2012	Number of shares held as of November 30, 2012	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	October 31, 2012	November 30, 2012	Changes
—	—	—	—	—